Exhibit 99.1
PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE August 11, 2015

UNDERGROUND DRILL PROGRAM AT PRAIRIE CREEK MINE PROVIDES ADDITIONAL ENCOURAGING RESULTS

• Last hole (furthest north) returns substantial mineralization, including 17.77% Pb, 33.67% Zn and 247 g/t Ag over 7.5m in vein, an additional 6.92% Pb, 11.95% Zn, 116 g/t Ag over 24.5m in stockwork and intersects a second vein

• Mineralization remains open to the north into the Inferred Resource

Vancouver, British Columbia, August 11, 2015 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide a further update on the underground exploration program at the Prairie Creek Mine in the Northwest Territories, Canada last reported on June 23, 2015.

Assays have now been received from the final seven diamond drill holes in the current underground exploration program all collared from drill station #10 located at the end of the 870m Level decline tunnel. All seven holes intersected significant mineralization.

Highlights of Diamond Drilling:

•
The northern most hole drilled in 2015, PCU-15-72, returned some of the highest grades and thicknesses of the 2015 drilling program including a vein intercept of 7.5m grading 17.77% Pb, 33.67% Zn, 247 g/t Ag, immediately followed by the intersection of stockwork style mineralization, which overall graded 6.92% Pb, 11.95% Zn, 116 g/t Ag over 24.5m, and subsequently followed by the intersection of a second vein which graded 5.64% Pb, 3.81% Zn and 88 g/t Ag over 4.5m.

•
Additional indications of a second vein system, referred to in previous press release, were also intercepted in PCU-15-69 where an initial vein intercept of 10.3m grading 8.48% Pb, 7.81% Zn and 129 g/t Ag was followed 56m further down hole by another vein intercept grading 21.5% Pb, 28.15% Zn and 452 g/t Ag over 13.0m.

•	Multiple intercepts of stockwork mineralization were also returned in all targeted holes, including PCU-15-68 where a stockwork interval graded 10.99% Pb, 20.66% Zn, 173 g/t Ag across 4.9m.

•	The mineralization system that has been defined in detail during this program remains open-ended to the north, where wide spaced drilling has previously defined an Inferred Vein Resource.

In this particular area of the Prairie Creek property, base metal mineralization occurs both in the Main Quartz Vein (MQV), which is a high-grade, steeply dipping, fault structure that hosts the majority of the currently defined reserves and resources, and in the Stockwork (STK) Zone, which is a series of narrow high-grade veins occurring at an oblique angle to the MQV.

Assay results and composites for the final seven holes of the Prairie Creek 2015 diamond drill program are as follows:

Drillhole number	Mineral Style	From (m)	To (m)	Core Interval (m)	Est. True Width (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PCU-15-66	MQV	191.78	196.44	4.66	4.33	8.50	11.89	148	0.287
PCU-15-66	MQV	191.78	196.44	4.66	4.33	8.50	11.89	148	0.287
PCU-15-66	STK	196.44	199.03	2.59	1.30	7.70	15.22	81	0.108
PCU-15-67	MQV	355.85	356.70	0.85	0.62	8.24	3.49	83	0.242
PCU-15-68	MQV	146.40	148.02	1.62	1.31	0.97	8.19	30	0.089
PCU-15-68	STK	155.57	156.67	1.10	0.78	1.95	14.50	134	0.558
PCU-15-68	STK	159.90	166.82	6.92	4.91	10.99	20.66	173	0.400
PCU-15-68	STK	173.43	174.90	1.47	1.04	2.96	7.93	270	1.160
PCU-15-68	STK	187.44	188.46	1.02	0.72	9.75	13.70	97	0.126
PCU-15-68	STK	197.82	200.00	2.18	1.55	4.39	8.76	95	0.251
PCU-15-68	STK	207.95	208.75	0.80	0.57	16.50	20.20	231	0.507
PCU-15-68	STK	217.63	224.45	6.82	4.84	5.95	10.93	75	0.141
PCU-15-68	STK	237.66	238.66	1.00	0.71	5.01	8.46	41	0.063
PCU-15-69	MQV	123.26	133.55	10.29	10.26	8.48	7.81	129	0.309
	including	123.26	129.74	6.48	6.46	8.72	11.88	113	0.203
PCU-15-69	STK	133.55	135.66	2.11	1.36	4.34	6.11	44	0.048
PCU-15-69	STK	138.04	140.07	2.03	1.31	2.44	2.01	20	0.026
PCU-15-69	STK	141.66	142.95	1.29	0.83	2.84	5.58	68	0.212
PCU-15-69	STK	160.00	163.78	3.78	2.41	1.08	9.20	17	0.037
PCU-15-69	STK	166.34	171.91	5.57	3.54	2.48	7.16	77	0.270
PCU-15-69	STK	178.04	181.05	3.01	1.90	3.06	4.56	38	0.066
PCU-15-69	STK	182.58	187.04	4.46	2.81	8.29	7.39	115	0.258
PCU-15-69	MQVB	189.05	202.06	13.01	12.95	21.50	28.15	452	0.724
	including	196.29	202.06	5.77	5.74	36.75	33.77	734	0.586
PCU-15-70	MQV	267.61	270.52	2.91	2.50	7.46	11.03	87	0.160
PCU-15-71	Sulphides	147.22	152.09	4.87	3.57	1.59	7.01	54	0.211
PCU-15-71	Sulphides	156.44	158.30	1.86	1.37	3.33	8.10	111	0.389
PCU-15-71	MQV	161.33	169.04	7.71	7.43	19.59	9.37	304	0.612
	including	161.33	164.24	2.91	2.81	32.73	15.83	579	1.326
PCU-15-71	STK	169.04	171.8	2.76	1.22	7.03	11.37	89	0.121
PCU-15-71	STK	183.22	189.56	6.34	2.81	5.82	7.80	56	0.041
PCU-15-71	STK	191.59	193.97	2.38	1.05	4.43	4.77	55	0.088
PCU-15-71	STK	242.53	244.43	1.90	0.83	2.18	8.39	20	0.016
PCU-15-71	STK	245.41	248.65	3.24	1.42	2.51	8.09	118	0.421
PCU-15-72	MQV	192.40	200.74	8.34	7.52	17.77	33.67	247	0.525
PCU-15-72	STK	200.74	263.69	62.95	24.46	6.92	11.95	116	0.287
	including	222.28	231.80	9.52	3.70	18.68	29.35	257	0.507
PCU-15-72	MQVB	263.69	268.68	4.99	4.50	5.64	3.81	88	0.207
PCU-15-72	STK	279.87	283.73	3.86	1.50	4.60	6.48	72	0.148
PCU-15-72	STK	285.16	287.53	2.37	0.92	1.48	7.62	28	0.072

2015 Underground Exploration Program

The underground exploration program commenced in November 2014 when Procon Mining and Tunneling began the rehabilitation of the underground workings which included upgrading ground support, dewatering of the decline, installation of electrical and ventilation services in preparation for drilling.

The drilling campaign commenced in late February and was completed in July 2015 and comprised 5,484m of core drilling over 21 holes from three stations at the end of the decline of the 870m Level. With the current program completed, underground services have been decommissioned and personnel and equipment have been demobilized from site.

The underground drilling from the 870m decline was designed to test for new areas of mineralization near the north end of the existing mine workings and to further detail Inferred Resources, with the objective of converting part of the large Inferred Mineral Resource to the Indicated category for inclusion in mine economics.

The new geological data is being incorporated into an updated and revised geological model. This model will then form the basis of a resource and reserve update around which an optimized mineplan will be designed.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, all samples were shipped to AGAT Laboratories for initial multi-element assay by ICP-OES analysis. Further assays and analysis was completed where appropriate and standards, duplicates and blanks were inserted and included within the analysis.

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, and Kerry Cupit, P. Geo., Project Geologist, are responsible for the exploration program, and are the Qualified Persons for the purposes of NI 43-101 and have approved this press release.

About the Prairie Creek Mine

The Prairie Creek Mine contains a partially developed infrastructure including a significantly completed flotation mill, workshops, accommodations, and support facilities. The Company holds a Type “A” Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. An update Resource Estimate was completed by AMC Mining Consultants (Canada) in March 2015 (refer to March 26, 2015 press release) with overall results as follows:

OVERALL RESOURCE ESTIMATE: MARCH 2015
TOTAL MQV+STK+SMS	TONNES	Zn %	Pb %	Ag g/t
MEASURED	1,279,000	13.2	11.6	211
INDICATED	5,309,000	9.5	9.0	131
MEASURED & INDICATED	6,588,000	10.2	9.5	147
INFERRED	7,078,000	11.7	9.6	177

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman & Chief Executive	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, 12th Floor Toronto, ON M5J 2W4	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Tollfree:1-866-688-2001	220 Bay Street, 12th Floor Toronto, ON M5J 2W4

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.